                                                                    Exhibit 12.3
ALCAN ALUMINIUM LIMITED
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS CANADIAN GAAP
(IN MILLIONS OF US DOLLARS)


                                                                                 1998       1997        1996       1995       1994
                                                                                 ----       ----        ----       ----       ----

CONSOLIDATED NET INCOME (LOSS) BEFORE
EXTRAORDINARY ITEM                                                               399         468         410        543         96
Less:      Equity income of less than 50%
           owned companies                                                       (48)        (33)        (10)        (3)       (34)
Plus:      Dividends received from less than
           50% owned companies                                                     5           6          11          9         21
Plus:      Minority interest of subsidiaries that
           have fixed charges                                                     (4)          4           1         (4)         3

Subtotal                                                                         448         511         432        551        154

Fixed Charges:
Amount representative of interest factor in
 rentals                                                                          28          23          27         31         31
Amount representative of interest factor in
 rentals, 50% owned companies                                                      0           0           0          0          0
Interest expense - net                                                            92         101         125        204        219
Interest expense, 50% owned companies                                              0           0           0          0          1
Capitalized interest                                                              15           2           0          2         16
Capitalized interest, 50% owned companies                                          0           0           0          0          0

TOTAL FIXED CHARGES                                                  [A]         135         126         152        237        267

Less:      Capitalized      interest                                              15           2           0          2         16
Fixed charges added to income/(loss)                                             120         124         152        235        251
Plus:      Amortization of capitalized interest                                   15          16          20         21         18
Income taxes                                                                     210         248         212        326        112

EARNINGS BEFORE FIXED CHARGES AND INCOME
 TAXES                                                               [B]         793         899         816      1,133        535

Total Fixed Charges                                                  [A]         135         126         152        237        267
Preference dividends                                                              10          10          16         24         21
1 minus tax rate of 40%                                                          0.6         0.6         0.6        0.6        0.6
preference dividends pre tax                                                      17          17          27         40         35

TOTAL                                                                [C]         152         143         179        277        302

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
  AND PREFERRED STOCK DIVIDENDS                                   {[B]/[C]}     5.23        6.30        4.57       4.09       1.77